SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                       No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement regarding the fourth quarter 2004 results of the Registrant, dated March 29, 2005.

Exhibit 99.2:	Press announcement regarding the 2004 annual results of the Registrant, dated March 29, 2005.

Exhibit 99.3	Press announcement regarding the appointment of a new Chief Financial Officer and Chief Accounting Officer of the Registrant, dated March 29, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: March 30, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement regarding the fourth quarter 2004 results of the Registrant, dated March 29, 2005.

Exhibit 99.2:	Press announcement regarding the 2004 annual results of the Registrant, dated March 29, 2005.

Exhibit 99.3	Press announcement regarding the appointment of a new Chief Financial Officer and Chief Accounting Officer of the Registrant, dated March 29, 2005.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

•	The Company today announced its unaudited consolidated results of operations for the three months ended December 31, 2004. Sales increased to $291.8 million in 4Q04, up 6.2% from $274.9 million in 3Q04. Compared to 3Q04, wafer shipments increased 15.2% to 303,796 8-inch wafers. Capacity increased to 120,417 8-inch wafer equivalents per month. SMIC settles litigation with Taiwan Semiconductor Manufacturing Company Limited.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on March 29, 2005 in relation to its unaudited results for the three months ended December 31, 2004.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as the Company made the press release reproduced below.

Set out below is a copy of the full text of the press release made in the United States by the Company on March 29, 2005 in relation to its unaudited results for the three months ended December 31, 2004.

All currency figures stated in this report are in US Dollars.

The financial statement amounts in this report are determined in accordance with US GAAP.

SMIC REPORTS 2004 FOURTH QUARTER RESULTS

Highlights

•	Sales increased to $291.8 million in 4Q04, up 6.2% from $274.9 million in 3Q04.

•	Compared to 3Q04, wafer shipments increased 15.2% to 303,796 8-inch wafers.

•	Capacity increased to 120,417 8-inch wafer equivalents per month.

•	SMIC settles litigation with Taiwan Semiconductor Manufacturing Company Limited.

Shanghai, China — March 29, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981.HK) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2004. Sales increased 6.2% in the fourth quarter of 2004 to $291.8 million from $274.9 million in the prior quarter.

Income (loss) attributable to holders of ordinary shares decreased in the fourth quarter of 2004 to a loss of $11.2 million from income of $39.3 million in the prior quarter. Income attributable to holders of ordinary shares in the fourth quarter of 2004, excluding the incurrence of an expense of $23.2 million relating to the settlement of our litigation with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), would have been $11.9 million.

Conference call / Webcast announcement details

Date: March 29, 2005

Time: 8:00 a.m. Shanghai time

Dial-in numbers and access codes: U.S. 1-617-614-3943 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2004 fourth quarter and full year results announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai Investor Relations Department Tel: 86-21-5080-2000, ext. 16088 Fax: 86-21-5080-3619	Calvin Lau Investor Relations Department Tel: 86-21-5080-2000, ext. 16693 Fax: 86-21-5080-3619

Evonne Hwang Investor Relations Department Tel: 86-21-5080-2000, ext. 16275 Fax: 86-21-5080-3619

4Q04 Summary:

	4Q04	3Q04	QoQ	4Q03	YoY
	Amounts in $ thousands, except for EPS and operating data
Sales	291,842	274,897	6.2%	145,047	101.2%
Cost of sales	232,725	202,387	15.0%	114,333	103.5%
Gross profit (loss)	59,117	72,510	–18.5%	30,714	92.5%
Operating expenses	82,505	29,972	175.3%	26,096	216.2%
Income (loss) from operations	(23,388)	42,538	—	4,617	—
Other income (expenses)	12,358	(3,195)	—	6,260	97.4%
Net income (loss) after income taxes	(11,216)	39,343	—	10,877	—
Deemed dividend on preference shares	0	0	—	(2,531)	–100.0%
Income attributable to holders of ordinary shares	(11,216)	39,343	—	8,346	—
Gross margin	20.3%	26.4%		21.2%
Operating margin	–8.0%	15.5%		3.2%
Basic EPS — per ordinary share(1)	$(0.0006)	$0.0022		$0.0867
Basic EPS — per ADS	$(0.0311)	$0.1095		$4.3334
Diluted EPS — per ordinary share	$(0.0006)	$0.0022		$0.0005
Diluted EPS — per ADS	$(0.0311)	$0.1079		$0.0268
Wafers shipped (in 8” wafers)(2)	303,796	263,808	15.2%	153,125	98.4%
Blended ASP	$917	$991	–7.5%	$910	0.8%
Logic ASP(3)	$1,020	$1,091	–6.5%	$967	5.5%
Capacity utilization	95%	99%		97%

Notes:

(1)	Based on weighted average ordinary shares of 18,006 million in 4Q04, 17,897 million in 3Q04 and 96 million in 4Q03
(2)	Including copper interconnects
(3)	Excluding copper interconnects

•	Sales increased to $291.8 million in 4Q04, up 6.2% QoQ from $274.9 million in 3Q04 and 101.2% YoY from $145.0 million in 4Q03. Key factors leading to these increases were the following:

•	increased capacity to 120,417 8-inch wafers as of the end of 4Q04;

•	increased wafer shipments to 303,796, up 15.2% QoQ from 263,808 in 3Q04; and

•	high utilization rate of 95%.

•	Cost of sales increased to $232.7 million in 4Q04 from $202.4 million in 3Q04, primarily due to the increased wafer shipments and increased depreciation expenses, as well as an inventory charge as a result of declining estimated market value.

•	Gross profit decreased to $59.1 million in 4Q04, down 18.5% QoQ from $72.5 million in 3Q04 and up 92.5% YoY from $30.7 million in 4Q03.

•	Gross margins decreased to 20.3% in 4Q04 from 26.4% in 3Q04, primarily due to an increase in depreciation and a lower blended ASP, which was a result of both the general decline in DRAM pricing and an increase in 0.35mm production.

•	Research and development expenses increased to $27.4 million in 4Q04, up 32.5% QoQ from $20.7 million in 3Q04, primarily due to 90nm research and development activities, non-recurring start up costs associated with Fab 4 (Beijing) rampup, and an increase in depreciation expenses.

•	General and administrative expenses, excluding foreign exchange, increased to $14.2 million in 4Q04 from $10.3 million in 3Q04, primarily due to legal expenses relating to the litigation with TSMC.

•	General and administrative expenses, including foreign exchange, increased to $25.5 million in 4Q04, up 564.9% QoQ from $3.8 million in 3Q04, primarily due to a foreign exchange loss of $11.3 million in 4Q04 relating to operating activities, i.e. accounts payable or accounts receivable.

•	Selling and marketing expenses increased to $2.5 million in 4Q04, up 33.9% QoQ from $1.9 million in 3Q04, primarily due to an increase in engineering material costs relating to sales activities.

•	Litigation settlement of $23.2 million recorded as an expense in 4Q04.

•	Income (loss) from operations decreased to a loss of $23.4 million in 4Q04, down from a gain of $42.5 million in 3Q04 and down from a gain of $4.6 million in 4Q03.

•	Other non-operating income of $12.4 million in 4Q04, up from a loss of $3.2 million in 3Q04 primarily due to a foreign exchange gain of $13.3 million relating to non-operating activities resulting from financing or investment transactions, i.e. forward contracts are classified as other income (expenses).

•	Net foreign exchange gain of $2.0 million based on a foreign exchange loss of $11.3 million in general and administrative expenses and a foreign exchange gain of $13.3 million relating to non-operating activities resulting from financing or investment transactions classified as other income (expenses).

•	Net income (loss) after income taxes decreased to a loss of $11.2 million, down from a gain of $39.3 million in 3Q04 and from a gain of $10.9 million in 4Q03.

1.	Analysis of revenues

Sales analysis
By Application	4Q04	3Q04	2Q04	1Q04	4Q03
Computer	26.8%	20.5%	22.5%	25.1%	26.7%
Communications	58.1%	57.2%	54.3%	56.0%	55.8%
Consumer	10.2%	17.1%	17.1%	12.7%	13.5%
Others	4.9%	5.2%	6.1%	6.2%	4.0%

By Device	4Q04	3Q04	2Q04	1Q04	4Q03
Logic (including copper interconnect)	75.1%	77.6%	73.5%	72.4%	71.6%
DRAM(1)	20.4%	17.5%	20.8%	21.6%	24.5%
Other (mask making & probing, etc.)	4.5%	4.9%	5.7%	6.0%	3.9%

By Customer Type	4Q04	3Q04	2Q04	1Q04	4Q03
Fabless semiconductor companies	50.2%	35.3%	36.1%	36.6%	30.8%
Integrated device manufacturers (IDM)	47.5%	56.3%	54.8%	54.0%	62.7%
System companies and others	2.3%	8.4%	9.1%	9.4%	6.5%

By Geography	4Q04	3Q04	2Q04	1Q04	4Q03
North America	34.9%	41.8%	44.0%	41.4%	36.2%
Asia Pacific (ex. Japan)	43.5%	31.5%	26.5%	27.2%	28.6%
Japan	8.8%	15.6%	16.2%	16.3%	15.5%
Europe	12.8%	11.1%	13.3%	15.1%	19.7%

Wafer revenue analysis

By Technology (logic, DRAM & copper interconnect only)	4Q04	3Q04	2Q04	1Q04	4Q03
0.13mm	13.8%	11.9%	9.9%	10.1%	10.4%
0.15mm	14.9%	13.2%	13.3%	15.7%	17.5%
0.18mm	33.6%	46.2%	48.6%	44.4%	34.7%
0.25mm	6.0%	6.4%	8.3%	8.3%	10.6%
0.35mm	31.7%	22.3%	19.9%	21.5%	26.8%

By Logic Only(2)	4Q04	3Q04	2Q04	1Q04	4Q03
0.13mm	2.4%	1.8%	0.9%	0.0%	0.0%
0.15mm	5.3%	4.6%	3.9%	4.4%	1.9%
0.18mm	38.2%	56.2%	63.0%	58.5%	52.9%
0.25mm	7.8%	6.1%	3.1%	5.0%	3.4%
0.35mm	46.3%	31.3%	29.1%	32.1%	41.8%

Notes:

(1)	Previously referred to as “Memory” however, all historical reported figures in this category have consisted of only DRAM devices
(2)	Excluding 0.13mm copper interconnects

•	Sales from the computer products segment grew faster than other applications in 4Q04 compared to 3Q04.

•	Percentage of sales from logic wafers, including copper interconnects, decreased to 75.1% of sales in 4Q04, as compared to 77.6% in 3Q04.

•	Fabless companies increased to 50.2% of sales in 4Q04, as compared to 35.3% in 3Q04.

•	Percentage of sales generated from Asia Pacific (excluding Japan) customers increased to 43.5% in 4Q04, as compared to 31.5% in 3Q04.

•	Percentage of wafer revenues from 0.18mm and below technologies decreased to 62.3% of sales in 4Q04, as compared with 71.3% in 3Q04.

Capacity:

Fab/(Wafer Size)	4Q04(1)	3Q04(1)
Fab 1 (8”)	45,536	38,820
Fab 2 (8”)	35,870	34,824
Fab 4 (12”)	7,027	—
Fab 7 (8”)	14,182	10,322

Total monthly wafer fabrication capacity	102,615	83,966

Copper Interconnects:
Fab 3 (8”)	17,802	15,077

Total monthly copper interconnect capacity	17,802	15,077

Note:

(1)	Wafers per month at the end of the period in 8” wafers

•	As of the end of 4Q04, monthly capacity increased to 120,417 8-inch wafer equivalents.

Shipment and utilization:

8” wafers	4Q04	3Q04	2Q04	1Q04	4Q03
Wafer shipments including copper interconnects	303,796	263,808	201,534	174,325	153,125
Utilization rate(1)	95%	99%	99%	99%	97%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 303,796 units of 8-inch equivalent wafers in 4Q04, up 15.2% QoQ from 263,808 units of 8-inch wafers in 3Q04, and up 98.4% YoY from 153,125 8-inch wafers in 4Q03.

•	Utilization rate decreased to 95% in 4Q04.

Blended average selling price trend	Logic average selling price trend (excluding 0.13mm copper interconnects)

The blended ASP decreased to $917 in 4Q04 from $991 in 3Q04, mainly due to the shift to production of more mature logic wafers and the general decline of DRAM pricing.	The logic ASP (excluding 0.13mm copper interconnects) decreased to $1,020 in 4Q04 from $1,091 in 3Q04, mainly due to the shift to production of more mature logic wafers.

2.	Detailed financial analysis

Gross profit analysis

	4Q04	3Q04	QoQ	4Q03	YoY
	Amounts in $ thousands
Cost of sales	232,725	202,387	15.0%	114,333	103.5%
Depreciation	130,839	108,254	20.9%	51,957	151.8%
Other manufacturing costs	101,886	94,173	8.2%	63,377	63.3%
Gross profit	59,117	72,510	–18.5%	30,714	92.5%
Gross margin	20.3%	26.4%		21.2%

•	Cost of sales increased to $232.7 million in 4Q04 from $202.4 million in 3Q04, primarily due to the increased wafer shipments and increased depreciation expenses, as well as an inventory charge as a result of declining estimated market value.

•	Gross profit decreased to $59.1 million in 4Q04, down 18.5% QoQ from $72.5 million in 3Q04 and up 92.5% from $30.7 million in 4Q03.

•	Gross margins decreased to 20.3% in 4Q04 from 26.4% QoQ in 3Q04, primarily due to an increase in depreciation and a lower blended ASP, which was a result of both the general decline in DRAM pricing and an increase in 0.35mm production.

Operating expense analysis

	4Q04	3Q04	QoQ	4Q03	YoY
	Amounts in $ thousands
Total operating expenses	82,505	29,972	175.3%	26,096	216.2%
Research and development	27,407	20,688	32.5%	9,341	193.4%
General and administrative	25,476	3,831	564.9%	12,251	108.0%
Selling and marketing	2,544	1,899	33.9%	2,269	12.1%
Litigation settlement	23,153	—	—	—	—
Amortization of deferred stock compensation	3,925	3,554	10.5%	2,235	75.6%

•	Total operating expenses increased to $82.5 million in 4Q04, up 175.3% QoQ from $30.0 million in 3Q04 and 216.2% YoY from $26.1 million in 4Q03.

•	Research and development expenses increased to $27.4 million in 4Q04, up 32.5% QoQ from $20.7 million in 3Q04, primarily due to 90nm research and development activities, non-recurring start up costs associated with Fab 4 (Beijing) rampup, and an increase in depreciation expenses.

•	General and administrative expenses, excluding foreign exchange, increased to $14.2 million in 4Q04 from $10.3 million in 3Q04, primarily due to legal expenses relating to the litigation with TSMC.

•	General and administrative expenses, including foreign exchange, increased to $25.5 million in 4Q04, up 564.9% QoQ from $3.8 million in 3Q04, primarily due to a foreign exchange loss of $11.3 million in 4Q04 relating to operating activities, i.e. accounts payable or accounts receivable.

•	Selling and marketing expenses increased to $2.5 million in 4Q04, up 33.9% QoQ from $1.9 million in 3Q04, primarily due to an increase in engineering material costs relating to sales activities.

•	Litigation settlement of $23.2 million recorded as an expense in 4Q04.

Other income (expenses)

	4Q04	3Q04	QoQ	4Q03	YoY
	Amounts in $ thousands
Other income (expenses)	12,358	(3,195)	—	6,260	97.4%
Interest income	3,264	3,106	5.0%	2,983	9.4%
Interest expense	(4,581)	(3,614)	26.7%	(926)	394.9%
Other, net	13,675	(2,687)	—	4,203	225.4%
Deemed dividends on preference shares	0	0	—	(2,531)	–100.0%

•	Other non-operating income of $12.4 million in 4Q04 primarily due to a foreign exchange gain of $13.3 million relating to non-operating activities resulting from financing or investment transactions (i.e. forward contracts) classified as other income (expenses).

3.	Liquidity

	4Q04	3Q04
	Amounts in $ thousands
Cash and cash equivalents	607,173	950,165
Short term investments	20,364	90,823
Accounts receivable	169,188	187,235
Inventory	144,018	134,757
Others	14,675	33,371
Total current assets	955,418	1,396,351

Accounts payable	364,334	717,756
Current portion of long-term debt	191,986	191,984
Others	174,010	85,245
Total current liabilities	730,330	994,985

Cash Ratio	0.8x	1.0x
Quick Ratio	1.1x	1.3x
Current Ratio	1.3x	1.4x

•	Cash and cash equivalents decreased to $607.2 million from $950.2 million, primarily due to capital expenditure purchases.

Receivable/Inventory days outstanding trends

Capital Structure

	4Q04	3Q04
	Amounts in $ thousands
Cash and cash equivalents	607,173	950,165
Short-term investment	20,364	90,823
Short-term borrowings	91,000	20,000
Current portion of long-term debt	191,986	191,984
Long-term debt	544,462	544,454
Total debt	827,448	756,438

Net cash	(199,911)	284,550

Shareholders’ equity	3,109,484	3,112,912

Total debt to equity ratio	26.6%	24.3%

•	Total debt increased to $827.4 million in 4Q04 compared with $756.4 million in 3Q04, primarily due to additional short-term borrowings.

•	Total debt-to-equity ratio increased to 26.6% in 4Q04 from 24.3% in 3Q04.

4.	Cashflow & Capex

	4Q04	3Q04
	Amounts in $ thousands
Income (loss) attributable to holders of ordinary shares	(11,216)	39,343
Depreciation & amortization	148,271	122,636
Purchases of plant and equipment	(643,069)	(617,011)
Amortization of acquired intangible assets	4,092	3,508

Net change in cash	(342,992)	(248,428)

Capex plans

•	Capital expenditures for 2004 were $2 billion.

•	Planned capital expenditures for 2005 are approximately $1 billion and will be adjusted based on market conditions.

5.	1Q05 guidance

•	Wafer shipments expected to decrease by 5% to 7%.

•	Utilization expected to be at approximately 85%.

•	Blended ASP QoQ expected to decrease by 11% to 13%.

•	Gross margins expected in the low single digits.

•	Operating expense as a percentage of sales in the range of 14% to 15%.

•	Capital expenditures of approximately $350–360 million.

•	Depreciation and amortization of approximately $170–180 million.

•	Deferred stock compensation charge of approximately $7 million, of which approximately $4 million will be charged to operating expenses and $3 million in cost of sales.

6.	Recent announcements

•	SMIC Achieves TL9000 Quality Management Certification 2005-03-21

•	SMIC and C*Core Sign Cooperation Agreement 2005-03-17

•	SMIC Featured in SEMICON China 2005 2005-03-15

•	Postponement of Meeting of Board of Directors (2005-03-15)

•	SMIC Expands Its One-Stop Offerings Through Wafer Bumping Services 2005-03-04

•	Unusual movement in trading volume (2005-03-02)

•	QQ Technology and SMIC-BJ Sign an MOU of Partnership 2005-02-28

•	SMIC reports Fourth Quarter Revenue Results 2005-01-31

•	SMIC Settles Litigation with Taiwan Semiconductor Manufacturing Company, Ltd. 2005-01-30

•	SMIC Updates Guidance For 2004 Fourth Quarter 2004-12-22

•	Shanghai Fangtek and SMIC Sign a Strategic Partnership Agreement 2004-12-09

•	VeriSilicon Provided Backend Design Service for COMMIT 3G TD-SCDMA Chip, Achieved First Silicon Success 2004-12-08

Please visit SMIC’s website http://www.smics.com for further details regarding the above announcements.

CONSOLIDATED BALANCE SHEET

	As of the end of
	December 31, 2004 (audited)	September 30, 2004 (unaudited)
	(In US dollars)
Assets
Current assets:
Cash and cash equivalents	607,172,570	950,164,909
Short term investments	20,364,184	90,823,297
Accounts receivable, net of allowance of $1,105,165 and $421,681 respectively	169,188,287	187,235,125
Inventories	144,017,852	134,757,006
Prepaid expense and other current assets	12,842,994	8,495,044
Assets held for sale	1,831,972	24,875,320

Total current assets	955,417,859	1,396,350,701

Land use rights, net	39,197,774	34,630,167
Plant and equipment	4,084,340,793	3,785,221,468
Accumulated depreciation	(772,416,194)	(623,572,186)
Plant and equipment, net	3,311,924,599	3,161,649,282
Acquired intangible assets, net	77,735,299	59,720,325

TOTAL ASSETS	4,384,275,531	4,652,350,475

	As of the end of
	December 31, 2004 (audited)	September 30, 2004 (unaudited)
	(In US dollars)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	364,333,613	717,756,459
Accrued expenses and other current liabilities	82,857,551	65,244,711
Short-term borrowings	91,000,000	20,000,000
Current portion of long-term debt	191,986,372	191,983,707
Income tax payable	152,000	—

Total current liabilities	730,329,536	994,984,877

Long-term liabilities:
Long-term debt	544,462,074	544,453,946

Total long-term liabilities	544,462,074	544,453,946

Total liabilities	1,274,791,610	1,539,438,823

Commitments
Stockholders’ equity:
Ordinary shares, $0.0004 per value, 50,000,000,000 shares authorized, shares issued and outstanding 18,232,179,139 and 18,228,120,120 respectively	7,292,872	7,291,249
Warrants	32,387	50,297
Additional paid-in capital	3,289,724,885	3,291,017,646
Notes receivable from stockholders	(391,375)	(876,911)
Accumulated other comprehensive income	387,776	776,915
Deferred stock compensation	(51,177,675)	(60,178,603)
Accumulated deficit	(136,384,949)	(125,168,942)

Total stockholders’ equity	3,109,483,921	3,112,911,651

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,384,275,531	4,652,350,474

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	December 31, 2004 (unaudited)	September 30, 2004 (unaudited)
	(In US dollars)
Sales	291,841,924	274,897,225
Cost of sales	229,573,732	199,163,928
Cost of sales — Amortization of deferred stock compensation	3,151,575	3,223,528

Gross profit	59,116,617	72,509,769

Operating expenses:
Research and development	27,406,568	20,688,265
General and administrative	25,476,267	3,831,441
Selling and marketing	2,543,654	1,899,002
Litigation settlement	23,153,105	—
Amortization of deferred stock compensation*	3,925,186	3,553,558

Total operating expense	82,504,780	29,972,266

Income from operations	(23,388,163)	42,537,503

Other income (expenses):
Interest income	3,263,727	3,107,173
Interest expense	(4,580,725)	(3,614,187)
Others, net	13,675,198	(2,687,195)

Total other income (expenses), net	12,358,200	(3,194,209)

Net income (loss) before income taxes	(11,029,963)	39,343,294

Income tax — current	186,044	—

Net income (loss)	(11,216,007)	39,343,294

Deemed dividends on preference shares	—	—

Income (loss) attributable to holders of ordinary shares	(11,216,007)	39,343,294

Income (loss) per share, basic	(0.0006)	0.0022
Income (loss) per ADS, basic(1)	(0.0311)	0.1095
Income (loss) per share, diluted	(0.0006)	0.0022
Income (loss) per ADS, diluted(1)	(0.0311)	0.1079
Shares used in calculating basic income per share (in millions)	18,006	17,961

Shares used in calculating diluted income per share (in millions)	18,006	18,225

* Amortization of deferred stock compensation related to:

Research and development	1,175,503	1,346,112
General and administrative	2,289,305	1,667,791
Selling and marketing	460,378	539,655

Total	3,925,186	3,553,558

(1)	ADS equals 50 ordinary shares.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	December 31, 2004 (unaudited)	September 30, 2004 (unaudited)
	(In US dollars)
Operating activities:
Income (loss) attributable to holders of ordinary shares	(11,216,007)	39,343,294
Deemed dividends on preference shares	—	—

Net income	(11,216,007)	39,343,294
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain (loss) on disposal of plant and equipment	(69,916)	(486,231)
Bad debt expense	683,484	64,855
Depreciation and amortization	148,271,100	122,635,996
Amortization of acquired intangible assets	4,091,723	3,507,555
Amortization of deferred stock compensation	7,076,761	6,777,086
Changes in operating assets and liabilities:
Accounts receivable	17,363,354	(55,592,431)
Inventories	(9,260,846)	(21,194,466)
Prepaid expense and other current assets	(5,852,079)	115,508
Accounts payable	5,602,323	8,805,299
Income tax payable	152,000	—
Accrued expenses and other current liabilities	1,312,002	15,264,958

Net cash provided by operating activities	158,153,899	119,241,423

Investing activities:
Purchases of plant and equipment	(643,069,258)	(617,011,320)
Purchases of acquired intangible assets	(3,967,841)	(728,529)
Sale of short-term investments	69,933,387	—
Proceeds received for assets held for sale	3,158,817	3,025,118
Proceeds from disposal of plant and equipment	868,000	52,196

Net cash used in investing activities	(573,076,895)	(614,662,535)

Financing activities:
Proceeds from short-term borrowings	71,010,793	20,000,000
Proceeds from long-term debts	—	226,480,618
Proceeds from exercise of employee stock options	297,743	495,772
Collection of notes receivables from employees	485,536	—

Net cash provided by financing activities	71,794,072	246,976,390

Effect of foreign exchange rate changes	136,585	17,208

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(342,992,339)	(248,427,514)

CASH AND CASH EQUIVALENTS, beginning of period	950,164,909	1,198,592,423

CASH AND CASH EQUIVALENTS, end of period	607,172,570	950,164,909

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

March 29, 2005

*	for identification only.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Announcement of 2004 Annual Results

The Directors of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December, 2004 as follows:

Safe Harbor Statement (Under the Private Securities Litigation Reform Act of 1995)

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclically and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by the Company’s customers, timely introduction of new technologies, the Company’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on 11 March, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on 8 March, 2004, and such other documents that the Company may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement.

Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Business Review

2004 was a year marked with significant achievements for SMIC. In January 2004, we completed the acquisition of our Fab 7, an 8-inch wafer fab located in Tianjin, China, and commenced mass production in May 2004. In March 2004, we successfully completed our initial public offering on the New York Stock Exchange and the Hong Kong Stock Exchange, raising approximately US$1 billion for the Company. We commenced pilot production at our Fab 4, which is China’s first 12-inch fab, in July 2004. By December 31, 2004, approximately four years after commencing construction of our Fab 1, we reached sales revenue nearing US$1 billion and achieved our first year of profitability.

Overview of Business Developments

Our success in 2004 has been characterized by our commitment to increasing our capacity and expanding our portfolio of leading edge process technology. The speed of our capacity ramp-up represents one of the fastest in the semiconductor industry. Our wafers shipped and sales increased from 476,451 wafers and US$365.8 million in 2003 to 943,463 wafers and US$974.7 million in 2004, representing a 98.0% and 166.4% increase respectively. Our monthly wafer capacity reached 120,417 8-inch wafer equivalents as of the end of 2004. As a result of our rapid expansion and growth, particularly as integrated device manufacturers continued to outsource their chip fabrication for complex and high performance devices, we have become the third largest foundry in the world. According to IC Insights, a leading IC industry market research company, we increased our market share by approximately 3%, the largest increase among all foundries in the world.

In addition to our rapidly increasing capacity, we also have the most advanced process technology among foundries in China by providing semiconductor fabrication services using 0.35 micron down to 0.10 micron process technology. We are the first fab in China to introduce copper technology on a 0.13 micron production line, and in 2004, 68.5% of our wafer sales were from products that utilized advanced technology of 0.18 micron and below. Some of the highlights from this year include our offering of 0.13 micron wafer fabrication process technology, our pilot production of 0.11 micron DRAM at our 12-inch fab in Beijing, and our internal development of a 90 nanometer prototype SRAM chip. We are scheduling to begin to offer 90 nanometer process technology for logic devices by the end of 2005.

With our gross profit reaching US$253.3 million this year, a key factor influencing our profit margins has been our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity have a significant positive effect on output and profitability. In both 2002 and 2003, our wafer fabs had an average annual utilization rate of 94% and in 2004, our wafer fabs had an average annual utilization rate of 98%. Factors affecting utilization rates are our ability to manage the production facilities and product flows efficiently, the percentage line yield of wafers during the fabrication process, the complexity of the wafer produced, and the actual product mix.

Our Fabs

In January 2004, we acquired our Tianjin fab, which we refer to as Fab 7, from Motorola (China) Electronics Limited (“MCEL”), a wholly-owned subsidiary of Motorola, Inc. (“Motorola”). Fab 7, located in the Xiqing Economic Development Area, has a total floor space of 73,182 square meters, including approximately 8,492 square meters of production clean room area. As of December 31, 2004, Fab 7 had increased its capacity to 14,182 wafers per month. We are scheduling to have wafer fabrication capacity of 15,000 wafers by the end of 2005.

Our Fab 4 is the first 12-inch fab in production in China. We recently completed construction at our Fab 5 and Fab 6C which will also be 12-inch fabs. All of these fabs are located in the Beijing Economic and Technological Development Area. 12-inch wafers have a surface area that is 2.25 times larger than the current industry standard 8-inch wafers, thereby enabling us to manufacture more integrated circuits on each wafer with lower per die costs. Fab 6C is being situated between the two wafer fabs, Fab 4 and Fab 5, and will provide copper interconnects for the 0.13mm and below logic wafers produced by both these fabs. This design is intended to prevent metal line contamination to the wafer fabrication processes while achieving greater flexibility in production. Our Beijing fabs have a total floor space of 179,858 square meters, 17,998 square meters of which will consist of production clean room area. We commenced pilot production in Fab 4 in July 2004 and commercial production in the first half of 2005. Fab 4 will initially produce advanced high-speed low power 512Mb DDR2 DRAM using 0.11mm and 0.10mm manufacturing processes and then commence production for 90 nanometer logic devices. As of December 31, 2004, Fab 4 had a capacity of 7,027 8-inch wafer equivalents per month, and we plan to have wafer fabrication capacity of 29,000 8-inch wafer equivalents by the end of 2005.

Customers and Markets

Our goal has been to establish our position as one of the leading semiconductor foundries in the world, and to maintain our leadership position in China. We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor growth in China. According to the

China Center for Information Industry Development (CCID), the Chinese integrated circuit industry in terms of overall sales will increase to US$76.3 billion in 2008 from US$25.1 billion in 2003, representing a compound annual growth rate of 24.9%. As a result, China’s share of the worldwide integrated circuit market is expected to increase from 15.4% in 2003 to 29.2% in 2008. However, China’s domestic integrated circuit manufacturing capacity would represent only approximately 5% of the estimated worldwide integrated circuit market of US$311 billion in 2008.

With over 463 fabless semiconductor companies and design centers in China, and the majority of these potential customers located around the Greater Shanghai and Beijing metropolitan areas, both of which are in the vicinity of our existing fabs, we are committed to offering them best-in-class services and solutions that are customized for their particular technological capabilities. We have already established foundry relationships with approximately 50 leading local fabless semiconductor companies in China, five of which are among the ten largest fabless companies in China based on their revenues in 2004, according to CCID. While many of them are still using more mature technologies, we are cultivating our relationships with them by helping them migrate from 0.35 micron technology down to 0.18 micron technology and below. For example, in August 2004, we successfully developed 0.18mm high voltage devices and process technology specifically targeted for these customers. We are working closely with our customers to implement this technology within their product offerings, which will enable them to reap economies of scale at the lower technology nodes.

As a result of our domestic efforts, the Asia Pacific region (excluding Japan) accounted for 43.5% of our revenue during the fourth quarter of 2004, surpassing North America for the first time as our largest region of revenue. The Greater China region alone grew and accounted for over 10% of our total revenues during the fourth quarter of 2004. As the Chinese IC industry continues to develop and work on more advanced technologies, our plan is to engage more domestic companies by providing them with advanced technology and manufacturing solutions at home.

We also have a strong global customer base consisting of leading IDMs, fabless semiconductor companies, and systems and other companies. For 2004, our revenue by region was led by North America at 40.2%, then Asia Pacific (excluding Japan) at 33.2%, then Japan at 13.9%, and Europe at 12.7%. We believe these customers have high growth potential and business plans that are directed towards utilizing our manufacturing services and solutions. We intend to maintain a diversified customer mix in terms of end-market applications, processes, and geographical focus in order to manage our exposure to each market segment.

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

Capacity Expansion Plans

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers.

The semiconductor industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. Our capital expenditures in 2004 were US$2,000 million, and we recorded depreciation and amortization costs of US$457.0 million. We currently expect that our capital expenditures in 2005 will be approximately US$1,000 million.

We plan to use this capital expenditure mainly to ramp up our fabs in Beijing, Shanghai, and Tianjin. We anticipate that by the end of 2005, our monthly capacity will be 147,000 8-inch wafer equivalents.

Research and Development

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$78.2 million in 2004 on research and development expenses, which represented 8.0% of our sales. Our research and development costs in 2004 include non-recurring engineering costs associated with the ramp-up of Fab 4 and Fab 7. We employ over 600 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world with top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future. We are also developing our 90 nanometer technology in house and successfully produced our first prototype SRAM device in 2004. We are scheduling to begin to offer 90 nanometer process technology for logic devices by the end of 2005.

Joint Ventures

We also will seek to participate in strategic partnerships to meet the demands of our customers. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai for the manufacture of color filters and micro-lenses for CMOS image sensors. We hold a 30% equity interest in Toppan SMIC Electronics (Shanghai) Co., Ltd. These products are increasingly being used in consumer products such as mobile phone cameras, digital-still cameras, and automobile and home security applications. In 2004, we commenced construction of Fab 9, which we will lease to Toppan SMIC Electronics (Shanghai) Co., Ltd. We understand that Toppan SMIC Electronics (Shanghai) Co., Ltd. plans to commence pilot production by the end of 2005.

Also in July 2004, we entered into an agreement to establish an assembly and testing facility in Chengdu, China. We anticipate that this assembly and testing facility will serve as an additional assembly and testing partner to us. We believe that this facility will commence pilot production in the second half of 2005.

Material Litigation

On January 30, 2005 we resolved pending patent and trade secret litigation with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”). Under the terms of the settlement, the two parties will cross license to each other’s patent portfolio through December 2010 and, we will pay TSMC US$175 million, payable in installments over six years (US$30 million in each of the first five years and US$25 million in the sixth year). The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. Federal District Court, the California State Superior Court, the U.S. International Trade Commission, and the Taiwan District Court. In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement. Outlook for 2005

Our strategy for 2005 will remain in line with the business goals that we have held thus far:

•	Capitalize on our early mover advantage to capture semiconductor growth opportunities in China

•	Target a diversified global customer base

•	Maintain leading edge technology and innovation through internal research and development and strategic alliances and partnerships

•	Provide high quality customer service

•	Shift product mix to logic wafers while maintaining expertise in DRAM technology

While 2005 looks to be a year of flat growth for the semiconductor industry with demand improving as the year progresses, we will continue to aggressively pursue new customers both globally and domestically by offering them leading edge foundry services. During the last quarter of 2004, we increased our number of domestic clients to account for over 10% of our revenues. We believe that the Greater China region will continue to exhibit strong demand and growth. As a result, we aim to have the Greater China region account for approximately 15% of our total sales by the end of 2005.

We will also continue to expand technology offerings to attract even more global customers. During the first half of 2005, we will expect to see 0.11 micron and 0.10 micron DRAM in commercial production at our 12-inch fab in Beijing. By the second half of 2005, we will expect to use 90 nanometer process technology to manufacture logic wafers for a leading U.S. IDM. Meanwhile, we will also be supporting our customers as they migrate to more advanced technologies, with a particular emphasis on our domestic customers as they migrate from 0.35 micron down to 0.18 micron process technology.

We will also continue to consider other strategic alliances and partnerships that will enable us to leverage our unique position in China to maximize shareholder return.

We believe that 2005 will be another milestone year for SMIC as we continue to broaden our customer base and expand our technology offerings.

MANAGEMENT DISCUSSION AND ANALYSIS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales. Sales increased by 166.4% from US$365.8 million for 2003 to US$974.7 million for 2004, primarily as a result of the increase in our manufacturing capacity and our ability to use such capacity to increase sales. The number of wafers we shipped increased by 98.0%, from 476,451 8-inch wafer equivalents to 943,463 8-inch wafer equivalents, between these two periods. The average selling price of the wafers we shipped also increased by 33.5% from US$733 per wafer to US$979 per wafer, while the average selling price of the logic wafers we shipped increased by 19.0% from US$896 per wafer to US$1,066 per wafer. The percentage of wafers shipped that used 0.18 micron and below process technology also increased from 43.6% to 68.5% between these two periods.

Cost of sales and gross profit (loss). Cost of sales increased by 98.6% from US$363.2 million for 2003 to US$721.4 million for 2004. This increase was primarily due to the significant increase in sales volume, manufacturing labor expenses and depreciation. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. In addition, deferred stock compensation expenses relating to employees involved in the manufacturing of wafers increased to US$11.6 million in 2004 from US$5.5 million in 2003, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in this activity. We amortize the deferred stock compensation expense using the straight-line method over the applicable vesting periods, which is typically four years.

We had gross profit of US$253.3 million for 2004 compared to gross profit of US$2.6 million in 2003. Gross margins improved to 26.0% in 2004 from 0.7% in 2003. The increase in gross margins was primarily due to an increase in the average selling price per wafer, a shift in production to more logic and less DRAM wafers, migration towards more advanced and higher margin process technology and a lower average cost per wafer resulting from our ability to leverage fixed costs over a greater number of wafers manufactured.

Operating expenses and loss from operations. Our operating expenses increased by 126.8% from US$75.3 million for 2003 to US$170.9 million for 2004 due to the increase in research and development expenses, general and administrative expenses, amortization of deferred stock compensation and the litigation settlement.

Our research and development expenses increased by 143.7% from US$32.1 million for 2003 to US$78.2 million for 2004. This increase in research and development expenses resulted primarily from non-recurring startup engineering costs associated with the ramp-up of Fab 4 and the commencement of commercial production at Fab 7, 90 nanometer research and development activities and an increase in depreciation and amortization expenses.

Furthermore, as a part of the settlement with TSMC, we have allocated US$23.2 million of the total settlement amount to litigation settlement costs in 2004.

General and administrative expenses increased by 64.9% to US$46.0 million for 2004 from US$27.9 million for 2003, primarily due to an increase in personnel and legal fees.

Selling and marketing expenses decreased by 13.9% from US$9.4 million for 2003 to US$8.1 million for 2004, primarily due to a decrease in engineering material costs relating to sales activities.

In addition, our deferred stock compensation expenses relating to employees involved in research and development, general and administrative and selling and marketing increased from US$5.9 million to US$15.4 million between these periods, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in these activities. We amortize the deferred stock compensation expense over the applicable resting periods, which is typically four years.

As a result, our income from operations increased to US$82.4 million in 2004 from a loss of US$72.7 million in 2003. Our operating margin was 8.5% and negative 19.9%, respectively, for these two years.

Other income (expenses). Our other income (expenses) increased 14.3% from US$6.6 million in 2003 to US$7.5 million in 2004. This increase was primarily attributable to the increase in interest income from US$5.6 million in 2003 to US$10.6 million in 2004 and foreign currency exchange gains from US$1.5 million in 2003 to US$8.2 million in 2004. This interest income was primarily derived from bank deposits on the proceeds received from the global offering.

Net income (loss). Due to the factors described above, we had net income of US$89.7 million in 2004 compared to a net loss of US$66.1 million for 2003.

Deemed dividends on preference shares. In 2004, we recorded aggregate deemed dividends on preference shares of US$18.8 million, representing the difference between the sale and conversion price of a warrant to purchase Series D convertible preference shares issued in the first quarter of 2004 and their respective fair market values.

In 2003, we recorded deemed dividends on preference shares of US$35.2 million, representing the difference between the sale and conversion prices of warrants to purchase Series C convertible preference shares we issued in the third and fourth quarters of 2003 and their respective fair market values. We also recorded deemed dividends on preference shares of US$1.9 million in 2003, representing the difference between the sale and conversion prices of a warrant to purchase Series D convertible preference shares we issued in the fourth quarter of 2003 and their respective fair market values. All of these warrants expired unexercised upon the completion of our global offering.

Bad debt provision. We determine our bad debt provision based on our historical experience and the relative aging of receivables. We provide bad debt provision based on the age category of receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. Our bad debt provision made (reversed) in 2002, 2003, and 2004 amounted to US$0.2 million, US$(0.1 million) and US$1.0 million, respectively. We review, analyze and adjust bad debt provisions on a monthly basis.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in US dollars)

	Year ended December 31,
	2004	2003	2002
Sales	$974,664,696	$365,823,504	$50,315,345
Cost of sales	709,805,644	357,701,498	103,110,116
Cost of sales — Amortization of deferred stock compensation	11,595,131	5,539,275	2,127,822

Gross profit (loss)	253,263,921	2,582,731	(54,922,593)

Operating expenses:
Research and development	78,167,336	32,070,123	37,459,380
General and administrative	46,015,039	27,911,791	17,781,998
Selling and marketing	8,129,592	9,446,819	4,371,243
Litigation settlement	23,153,105	—	—
Amortization of deferred stock compensation*	15,415,947	5,900,239	1,769,105

Total operating expenses	170,881,019	75,328,972	61,381,726

Income (loss) from operations	82,382,902	(72,746,241)	(116,304,319)

Other income (expense):
Interest income	10,587,244	5,615,631	10,980,041
Interest expense	(13,697,894)	(1,424,740)	(176,091)
Foreign currency exchange gain	8,217,567	1,522,661	247,407
Others, net	2,441,057	888,189	2,650,049

Total other income, net	7,547,974	6,601,741	13,701,406

Income (loss) before income tax	89,930,876	(66,144,500)	(102,602,913)
Income tax — current	186,044	—	—

Net income (loss)	89,744,832	(66,144,500)	(102,602,913)

Deemed dividends on preference shares	18,839,426	37,116,629	—

Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)

Income (loss) per share, basic	$0.01	$(1.14)	$(1.27)

Income (loss) per share, diluted	$0.00	$(1.14)	$(1.27)

Shares used in calculating basic income (loss) per share	14,199,163,517	90,983,200	80,535,800

Shares used in calculating diluted income (loss) per share	17,934,393,066	90,983,200	80,535,800

* Amortization of deferred stock compensation related to:

Research and development	$5,138,402	$2,842,775	$794,506
General and administrative	8,023,343	1,793,185	569,419
Selling and marketing	2,254,202	1,264,279	405,180

Total	$15,415,947	$5,900,239	$1,769,105

CONSOLIDATED BALANCE SHEETS

(in US dollars)

	December 31,
	2004	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$607,172,570	$445,276,334	$91,864,301
Short-term investments	20,364,184	27,164,603	27,709,258
Accounts receivable, net of allowances of $1,105,165 in 2004, $114,473 in 2003 and $236,851 in 2002	169,188,287	90,538,517	20,110,115
Inventories	144,017,852	69,923,879	39,825,934
Prepaid expense and other current assets	12,842,994	15,387,319	5,557,196
Assets held for sale	1,831,972	32,591,363	—

Total current assets	955,417,859	680,882,015	185,066,804

Land use rights, net	39,197,774	41,935,460	49,354,292
Plant and equipment, net	3,311,924,599	1,523,564,055	1,290,909,507
Acquired intangible assets, net	77,735,299	41,120,465	14,747,500
Investments held to maturity	—	3,004,724	—

TOTAL ASSETS	$4,384,275,531	$2,290,506,719	$1,540,078,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$364,333,613	$211,762,334	$154,208,515
Accrued expenses and other current liabilities	82,857,551	33,298,915	9,979,342
Short-term borrowings	91,000,000	—	3,624,597
Redeemable convertible promissory note	—	15,000,000	—
Current portion of long-term debt	191,986,372	—	—
Note payable to stockholder	—	27,018,043	50,000,000
Deposit received from stockholders	—	38,351,407	45,842,551
Income tax payable	152,000	—	—

Total current liabilities	730,329,536	325,430,699	263,655,005

Long-term liabilities:
Redeemable convertible promissory note	—	—	14,204,721
Long-term debt	544,462,074	479,960,575	391,226,808

Total long-term liabilities	544,462,074	479,960,575	405,431,529

Total liabilities	1,274,791,610	805,391,274	669,086,534

	December 31,
	2004	2003	2002
Commitments (Note 19)
Stockholders’ equity:
Series A convertible preference shares, $0.0004 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 954,977,374 in 2003 and 953,750,786 in 2002	—	381,990	381,499
Series A-1 non-convertible preference shares, $0.00001 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 219,499,674 in 2003 and 2002	—	2,195	2,195
Series A-2 convertible preference shares, $0.0004 par value, nil, 42,373,000 and 42,373,000 authorized in 2004, 2003 and 2002 shares issued and outstanding and nil in 2004, 42,373,000 in 2003 and 2002	—	16,949	16,949
Series B convertible preference shares, $0.0004 par value, nil, 50,000,000 and 50,000,000 authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 2,350,000 in 2003 and 2002	—	940	940
Series C convertible preference shares, $0.0004 par value, nil, 215,285,714 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 181,718,858 in 2003 and nil in 2002	—	72,688	—
Series D convertible preference shares, $0.0004 par value, nil, 122,142,857 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 7,142,857 in 2003 and nil in 2002	—	2,857	—
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,232,179,139 in 2004, 242,595,000 in 2003 and 241,435,500 in 2002	7,292,872	97,038	96,570
Warrants	32,387	37,839,931	—
Additional paid-in capital	3,289,724,885	1,835,820,085	1,139,760,359
Subscription receivable from stockholders	—	(105,420,031)	(107,430,000)
Notes receivable from stockholders	(391,375)	(36,026,073)	(36,994,608)
Accumulated other comprehensive income	387,776	199,827	30,004
Deferred stock compensation	(51,177,675)	(40,582,596)	(20,843,113)
Accumulated deficit	(136,384,949)	(207,290,355)	(104,029,226)

Total stockholders’ equity	3,109,483,921	1,485,115,445	870,991,569

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,384,275,531	$2,290,506,719	$1,540,078,103

Net current (liabilities) assets	$225,088,323	$355,451,316	$(78,588,201)

Total assets less current liabilities	$3,653,945,995	$1,965,076,020	$1,276,423,098

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(in US dollars)

	Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D convertible shares		Ordinary
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at January 1, 2002	802,463,670	$320,985	219,499,674	$2,195	—	$—	—	$—	—	$—	—	$—	178,278,500	$71,311
Issuance of Series A convertible preference shares	99,450,994	39,780	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 convertible preference shares	—	—	—	—	42,373,000	16,949	—	—	—	—	—	—	—	—
Exercise of employee stock options	30,154,250	12,062	—	—	—	—	—	—	—	—	—	—	68,032,000	27,209
Repurchase of restricted shares	(818,350)	(328)	—	—	—	—	—	—	—	—	—	—	(4,875,000)	(1,950)
Issuance of Series B convertible preference shares	—	—	—	—	—	—	2,350,000	940	—	—	—	—	—	—
Exercise of Series A convertible preferred options to investors	22,500,222	9,000	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2002	953,750,786	381,449	219,499,674	2,195	42,373,000	16,949	2,350,000	940	—	—	—	—	241,435,500	96,570
Issuance of warrants to a service provider	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	—	—	—	—	—	—	180,000,000	72,000	—	—	—	—
Issuance of Series C convertible preference share to employees	—	—	—	—	—	—	—	—	1,718,858	688	—	—	—	—
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	—	—	—	—	—	7,142,857	2,857	—	—
Exercise of employee stock options	2,467,900	987	—	—	—	—	—	—	—	—	—	—	12,000,500	4,800
Repurchases of restricted shares	(1,241,312)	(496)	—	—	—	—	—	—	—	—	—	—	(10,841,000)	(4,332)
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857	242,595,000	97,038
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286	—	—
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365	—	—
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)	14,927,787,480	5,971,115
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—	3,030,303,000	1,212,121
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—	136,640	55
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—	23,957,830	9,583
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	20,766,689	8,307
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(13,367,500)	(5,347)
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	18,232,179,139	$7,292,872

Series A convertible shares	Warrants	Additional Paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive income (loss)
Balance at January 1, 2002	$—	$897,141,698	$(369,479,172)	$(7,893,167)	$(63,841)	$(4,685,329)	$(1,426,313)	$513,988,367
Issuance of Series A convertible preference shares	—	110,460,220	(95,500,000)	—	—	—	—	15,000,000
Issuance of Series A-2 convertible preference shares	—	49,983,191	—	—	—	—	—	50,000,140
Exercise of employee stock options	—	34,197,444	—	(29,101,441)	—	—	—	5,135,274
Repurchase of restricted shares	—	(944,465)	—	—	—	—	—	(946,743)
Issuance of Series B convertible preference shares	—	3,876,560	—	—	—	—	—	3,877,500
Exercise of Series A convertible preferred options to investors	—	24,991,000	—	—	—	—	—	25,000,000
Collection of subscription receivables from stockholders	—	—	357,549,172	—	—	—	—	357,549,172
Deferred stock compensation, net	—	20,054,711	—	—	—	(16,157,784)	—	3,896,927
Net loss	—	—	—	—	—	—	(102,602,913)	(102,602,913)	$(102,602,913)
Foreign currency translation adjustments	—	—	—	—	(35,147)	—	—	(35,147)	(35,147)
Unrealized gain on short-term investments	—	—	—	—	128,992	—	—	128,992	128,992

Balance at December 31, 2002	—	1,139,760,359	(107,430,000)	(36,994,608)	30,004	(20,843,113)	(104,029,226)	870,991,569	$(102,509,068)
Issuance of warrants to a service provider	129,942	—	—	—	—	—	—	129,942
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	35,645,570	593,482,430	(105,000,000)	—	—	—	—	524,200,000
Issuance of Series C convertible preference share to employees	—	8,722,585	—	—	—	—	—	8,723,273
Issuance of Series D convertible preference share and Series D warrant for license agreements	2,064,419	22,932,724	—	—	—	—	—	25,000,000
Exercise of employee stock options	—	4,129,250	—	968,535	—	—	—	5,103,572
Repurchases of restricted shares	—	(1,502,889)	—	—	—	—	—	(1,507,717)
Collection of subscription receivables from stockholders	—	—	107,009,969	—	—	—	—	107,009,969
Deferred stock compensation, net	—	31,178,997	—	—	—	(19,739,483)	—	11,439,514
Deemed dividend on preference shares	—	37,116,629	—	—	—	—	(37,116,629)	—
Net loss	—	—	—	—	—	—	(66,144,500)	(66,144,500)	$(66,144,500)
Foreign currency translation adjustments	—	—	—	—	143,570	—	—	143,570	143,570
Unrealized gain on short-term investments	—	—	—	—	26,253	—	—	26,253	26,253

Balance at December 31, 2003	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	$(65,974,677)
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income	—	—	—	—	—	—	89,744,832	89,744,832	$89,744,832
Foreign currency translation adjustments	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized gain on investments	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	$32,387	$3,289,724,885	$—	$(391,375)	$387,776	$(51,177,675)	$(136,384,949)	$3,109,483,921	$89,932,781

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in US dollars)

	Year ended December 31,
	2004	2003	2002
Operating activities:
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Deemed dividends on preference shares	18,839,426	37,116,629	—

Net income (loss)	89,744,832	(66,144,500)	(102,602,913)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Depreciation and amortization	456,960,522	233,904,866	84,536,761
Non-cash interest expense	—	795,279	176,091
Amortization of acquired intangible assets	14,368,025	3,461,977	990,000
Amortization of deferred stock compensation	27,011,078	11,439,514	3,896,927
Stock compensation from Series C convertible preference shares	—	2,707,201	—
Changes in operating assets and liabilities:
Accounts receivable	(79,640,462)	(70,306,024)	(20,346,966)
Inventories	(74,093,973)	(30,097,945)	(35,076,935)
Prepaid expense and other current assets	2,551,664	(8,868,710)	(4,030,763)
Accounts payable	49,235,998	18,752,474	19,676,776
Income tax payable	152,000	—	—
Accrued expenses and other current liabilities	32,115,883	18,756,638	3,742,295

Net cash provided by (used in) operating activities	518,662,437	114,270,363	(48,801,876)

Investing activities:
Purchase of plant and equipment	(1,838,773,389)	(453,097,184)	(761,704,038)
Purchase of acquired intangible assets	(7,307,996)	(3,585,000)	(11,860,000)
Purchase of short-term investments	(66,224,919)	(23,985,420)	(27,580,266)
Sale (purchase) of investments held to maturity	3,004,297	(3,004,724)	—
Sale of short-term investments	72,957,324	24,556,329	—
Proceeds received from sale of assets held for sale	8,215,128	4,562,934	—
Proceeds from disposal of plant and equipment	1,343,003	54,613	—
Decrease in restricted cash	—	—	50,000,000

Net cash used in investing activities	(1,826,786,552)	(454,498,452)	(751,144,304)

Financing activities:
Proceeds from short-term borrowings	91,000,000	30,000,000	3,624,597
Repayment of short-term borrowings	—	(33,624,597)	(102,973,518)
Repayment of note payable to stockholder for land use rights	(12,778,797)	(23,981,957)	—
Proceeds from long-term debt	256,487,871	88,733,767	391,226,808
Repayment of redeemable convertible promissory note	(15,000,000)	—	—
Proceeds from issuance of Series A convertible preference shares	—	—	15,000,000
Proceeds from issuance of Series A-2 convertible preference shares	—	—	50,000,140
Proceeds from exercise of Series A convertible preference share options	—	—	25,000,000
Proceeds from issuance of Series C convertible preference shares	—	530,216,072	—
Proceeds from issuance of Series D convertible preference shares	30,000,000	—	—
Proceeds from issuance of ordinary shares from initial public offering	1,016,859,151	—	—
Collection of subscription receivables, net	105,420,031	107,009,969	357,549,172
Proceeds from exercise of employee stock options	681,339	2,634,442	4,188,531
Collection of notes receivables from employees	35,245,774	—	—
Change in deposits received from stockholders	(38,151,407)	(7,491,144)	(30,690,470)

Net cash provided by financing activities	1,469,763,962	693,496,552	712,925,260

Effect of exchange rate changes	256,389	143,570	(35,147)

	Year ended December 31,
	2004	2003	2002
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	161,896,236	353,412,033	(87,056,067)
CASH AND CASH EQUIVALENTS, beginning of year	445,276,334	91,864,301	178,920,368

CASH AND CASH EQUIVALENTS, end of year	$607,172,570	$445,276,334	$91,864,301

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid	$34,044	$8,379	$2,500

Interest paid	$20,104,223	$14,732,932	$7,291,168

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Series A convertible preference shares issued to investors for subscription receivable	$—	$—	$95,500,000

Series B convertible preference shares issued in exchange for research and development technology	$—	$—	$990,000

Redeemable convertible promissory note issued in exchange for equipment and intangible assets	$—	$—	$15,000,000

Series C convertible preference shares issued to investors for subscription receivable	$—	$105,000,000	$—

Issuance of Series C convertible preference share warrants	$—	$35,645,570	$—

Note payable waived by stockholder in exchange for land use rights	$(14,239,246)	$—	$—

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$278,180,024	$25,000,000	$—

Issuance of Series D convertible preference share warrants	$27,663,780	$2,064,419	$—

Deemed dividends on Series C and Series D convertible preference shares	$18,839,426	$37,116,629	$—

Series D convertible preference shares issued in exchange for certain software licenses	$5,060,256	$—	$—

Series B convertible preference shares issued in exchange for acquired intangible assets	$2,739,853	$—	$2,887,500

Series B convertible preference shares issued to a service provider	$45,090	$—	$—

Conversion of preference shares into ordinary shares upon initial public offering	$5,971,115	$—	$—

Ordinary shares and warrants issued to a service provider	$(79,590)	$—	$—

Ordinary shares issued in exchange for equipment	$5,222,180	$—	$—

Deferred stock compensation	$10,595,079	$19,739,483	$16,157,784

Ordinary and preference shares issued in exchange for employee note receivable	$(388,924)	$(968,535)	$29,101,441

Notes to the financial statements

The accompanying notes are an integral part of these consolidated financial statements.

1.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and BJSC, an entity under common management control prior to its acquisition by the Company in 2003. All intercompany transactions and balances have been eliminated upon consolidation.

(c)	Government subsidies

The Company receives government subsidies in the following four forms:

(1)	Reimbursement of certain interest costs incurred on borrowings

The Company has received government subsidies of $nil, $7,220,000 and $7,220,000 in 2004, 2003 and 2002, respectively, which were calculated based on the interest expense on the Company’s estimated borrowings. The Company records government subsidies as a reduction of capitalized interest for the year and any excess is recorded as other income in the year the cash is received from the government.

(2)	Value added tax refunds

The Company has received subsidies of $1,949,265, $nil and $nil in 2004, 2003 and 2002, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the costs of sales.

(3)	Government awards

The Company has received government awards of $1,449,888, $nil and $nil in 2004, 2003 and 2002, respectively in recognition of the Company’s efforts to attract and retain individuals with overseas experience in the high technology industry. The government recognition awards are recorded as other income in the statements of operations.

(4)	Sales tax refunds

The Company has received sales tax refunds of $573,992, $nil and $nil in 2004, 2003 and 2002, respectively, which are recorded as an offset of the general and administrative expenses.

(d)	Research and development costs

Research and development costs are expensed as incurred.

(e)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities,

including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(f)	Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires the Company to record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company’s disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

Had compensation costs for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date as prescribed in SFAS No. 123, the Company’s pro forma income (loss) would have been as follows:

	Year ended December 31,
	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Add: Stock compensation as reported	27,011,078	11,439,514	3,896,927
Less: Stock compensation determined using the fair value method	(37,486,703)	(17,253,078)	(8,605,238)

Pro forma income (loss) attributable to holders of ordinary shares	$60,429,781	$(109,074,693)	$(107,311,224)

Income (loss) per share:
Basic — pro forma	$0.00	$(1.20)	$(1.33)
Diluted — pro forma	$0.00	$(1.20)	$(1.33)
Basic — as reported	$0.01	$(1.14)	$(1.27)
Diluted — as reported	$0.00	$(1.14)	$(1.27)

The fair values of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	2004	2003	2002
Average risk-free rate of return	2.64%	2.94%	3.68%
Weighted average expected option life	0.5–4 years	4.0 years	4.0 years
Volatility rate	52.45%	67.99%	76.32%
Dividend yield (Preference shares only)	0%	8%	8%

(g)	Recently issued accounting standards

In January 2003, the Financial Accounting Standard Boards (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46

clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46(R) (Revised to address certain FIN 46 implementation issues). The Company did not have a special purpose entity and adopted the provisions in December 2004.

In December 2003, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB 101, “Revenue Recognition in Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company’s financial positions or results of operations.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in Accounting Research Board (“ARB”) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement require that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in a significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning July 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

(h)	Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(i)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split in the form of a share dividend immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

2.	Inventories

	2004	2003	2002
Raw materials	$39,336,929	$15,799,636	$6,315,375
Work in progress	83,953,481	50,079,252	21,670,790
Finished goods	20,727,442	4,044,991	11,839,769

	$144,017,852	$69,923,879	$39,825,934

3.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aged analysis of trade debtors is as follows:

	2004	2003	2002
Current	$148,502,815	$74,273,846	$12,476,422
Overdue:
Within 30 days	$15,901,323	$16,114,311	$4,421,174
Between 31 to 60 days	2,656,964	118,220	2,929,532
Over 60 days	2,127,185	32,140	282,987

	$169,188,287	$90,538,517	$20,110,115

4.	Plant and equipment, net

	2004	2003	2002
Buildings	$203,375,644	$91,436,319	$101,796,645
Facility, machinery and equipment	339,852,626	112,611,314	62,704,850
Manufacturing machinery and equipment	2,838,231,084	1,331,916,555	525,826,486
Furniture and office equipment	51,932,370	27,840,169	18,852,348
Transportation equipment	1,324,144	769,227	727,565

	3,434,715,868	1,564,573,584	709,907,894

Less: accumulated depreciation and amortization	(772,416,194)	(315,993,086)	(84,346,253)
Construction in progress	649,624,925	274,983,557	665,347,866

	$3,311,924,599	$1,523,564,055	$1,290,909,507

5.	Acquired intangible assets, net

	2004	2003	2002
Cost:
Technology	$5,782,943	$5,817,442	$6,677,500
Licenses	85,719,858	34,702,500	4,997,500
Patent licenses	4,062,500	4,062,500	4,062,500

	$95,565,301	$44,582,442	$15,737,500

Accumulated Amortization:
Technology	(2,451,817)	(1,218,750)	(990,000)
Licenses	(13,637,114)	(870,536)	—
Patent licenses	(1,741,071)	(1,372,691)	—

	(17,830,002)	(3,461,977)	(990,000)

Acquired intangible assets, net	$77,735,299	$41,120,465	$14,747,500

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $15,000,000.

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at $5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $28,217,249.

2003

The Company issued a warrant to purchase 57,143 Series B convertible preference shares for an intellectual property development license which was valued at $129,942 as of December 31, 2003. In conjunction with the intellectual property development license agreement, the Company would redeem the warrant in increments when the contractual party (“service provider”) meets certain predetermined milestones stipulated in the agreement. In 2004, upon attaining certain milestones, the Company issued 12,343 shares of Series B convertible preference shares valued at $45,090 and 136,640 ordinary shares valued at $17,965, respectively, to the service provider. As of December 31, 2004, the warrant to purchase 359,300 ordinary shares was valued at $32,387.

The Company issued 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $25,000,000.

The Company entered into various other license agreements with strategic partners whereby the Company purchased licenses $4,705,000.

2002

The Company entered into a technology agreement with a strategic partner. The Company paid $110,000 for the rights to certain software products.

The Company entered into a technology agreement with a strategic partner. The Company issued 600,000 Series B convertible preference shares with an estimated fair value of $990,000 in exchange for development of process technology by the strategic partner and expensed this amount over the development period in 2002.

The Company entered into a technology license transfer agreement with a strategic partner. The Company paid $4,750,000 and issued 83,333 Series B convertible preference shares valued at $137,500 in exchange for certain licenses. Upon the earlier to occur of (i) achievement of accumulated sales of an agreed upon number of wafers using this technology or (ii) the Company’s filing of its registration statement relating to its initial public offering, the Company is required under the technology license transfer agreement to pay the strategic partner an additional $250,000 and issue 750,000 Series B convertible preference shares with an exercise price of $3.00 per share. Upon the achievement of accumulated sales of an additional number of wafers using this technology, the Company is further required under the agreement to issue the strategic partner 833,334 Series B convertible preferences shares with an exercise price of $3.00 per share. In March 2004, the Company paid $250,000 and issued 750,000 shares of Series B convertible preference shares with a fair value of $2,739,853 upon attaining certain milestones.

The Company entered into an agreement with a strategic partner whereby the Company purchased equipment and technology and patent licenses in exchange for a cash payment of $15,000,000, 1,666,667 shares of Series B convertible preference shares valued at $2,750,000 and a $15,000,000 redeemable convertible promissory note.

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $14,368,025, $3,461,977 and $990,000 in 2004, 2003 and 2002, respectively. The Company will record amortization expenses related to the acquired intangible assets of $40,037,998, $39,737,241, $38,557,574, $35,044,013 and $24,680,575 for 2005, 2006, 2007, 2008 and 2009, respectively.

6.	Accounts payable

An aged analysis of the accounts payable is as follows:

	2004	2003	2002
Current	$307,396,991	$184,834,802	$140,368,129
Overdue:
Within 30 days	38,803,625	17,666,570	3,194,757
Between 31 to 60 days	4,351,844	3,397,082	6,764,627
Over 60 days	13,781,153	5,863,880	3,881,002

	$364,333,613	$211,762,334	$154,208,515

7.	Indebtedness

Short-term and long-term debt is as follows:

	2004	2003	2002
Short-term borrowings from commercial bank (a)	$91,000,000	$—	$—
Short-term borrowings from government (b)	—	—	3,624,597

	$91,000,000	$—	$3,624,597

Long-term debt (c):
2005	$191,986,372	$191,984,230	$156,490,723
2006	265,267,355	191,984,230	156,490,723
2007	169,273,861	95,992,115	78,245,362
2008	73,280,572	—	—
2009	36,640,286	—	—

	736,448,446	479,960,575	391,226,808

Less: current maturities of long-term debt	191,986,372	—	—

Non-current maturities of long-term debt	$544,462,074	$479,960,575	$391,226,808

(a)	Short-term borrowings from commercial bank

As of December 31, 2003, the Company had five short-term agreements that provided borrowings totalling up to $210,615,750 on a revolving credit basis. At December 31, 2003, the Company has not borrowed under these agreements. Borrowings under the credit agreements are unsecured. The interest expense incurred in 2003 was $111,533, which was capitalized as additions to assets under construction. The average interest rate on the loan was 2.47% in 2003.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to $253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down $91,000,000 under these credit agreements and $162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2004 was $360,071. The interest rates on the loan ranged from 1.77% to 3.57% in 2004.

(b)	Short-term borrowings from government

In 2002, the Company entered into an interest free short-term loan with Beijing Economic Technological Investment Development Corp., in an amount of $3,624,597. As of December 31, 2003, the loan has been repaid. The Company has not recorded a discount resulting from the imputed interest on the non-interest bearing short-term borrowings as management believes it does not materially impact the Company’s financial position, cash flows and results of operations.

(c)	Long-term debt

In December 2001, the Company entered into a long-term debt agreement for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, the Company has fully utilized the loan amount. In 2004, the interest rate on the loan ranges from 2.82% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of $86,400,000. The interest expense incurred in 2004, 2003 and 2002 was $14,014,698, $12,326,043 and $6,618,541, respectively, of which $6,396,254, $11,921,430 and $6,618,541 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

The Company had a RMB denominated line of credit of RMB396,960,000 ($47,966,446) in 2001, with the same financial institutions. As of December 31, 2004, the Company has fully drawn on the line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of $9,593,289. The annual interest rate on the loan was 5.02% in 2004. The interest expense incurred in 2004, 2003 and 2002 was $2,451,885, $2,354,741 and $428,334, respectively, of which $1,134,784, $2,277,672 and $428,334 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

In January 2004, the Company entered into the second phase long-term facility arrangement for $256,482,000 with the same financial institutions. As of December 31, 2004, the Company has fully utilized the loan. In 2004, the interest rate on the loan ranged from 2.75% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of $36,640,286. The interest expense incurred in 2004 was $3,890,105, of which nil was capitalized as additions to assets under construction in 2004.

In connection with the second phase long-term facility arrangement, the Company has a RMB denominated line of credit of RMB235,678,000 ($28,476,030). As of December 31, 2004, the Company has no borrowings on this line of credit.

The long-term debt arrangements contain financial covenants as defined in the loan agreement. The Company has met these covenants at December 31, 2004.

The total outstanding balance of long-term debt is collateralized by certain plant and equipment at the original cost of $2,024,799,202 at December 31, 2004.

8.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign

Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. In 2004, the Company’s US subsidiary has recorded current income tax expense of $186,044 resulting from certain non-deductible stock-based compensation being allocated to such entity. The Company had minimal taxable income in Japan and Europe.

The principal components of the temporary differences are as follows:

	2004	2003	2002
Temporary differences may generate deferred tax assets are as follows:
Allowances and reserves	$11,824,717	$328,558	$16,721,931
Warranty reserve	1,875,476	—	—
Capitalized interest	—	—	892,210
Start-up costs	32,490,503	6,878,762	6,441,242
Net operating loss carry forwards	32,216,296	84,473,312	67,282,681
Other	56,622	—	326,917

	$78,463,614	$91,680,632	$91,664,981

Temporary differences may generate deferred tax liabilities are as follows:
Capitalized interest	$(11,753,459)	$(5,890,472)	$—
Unrealized exchange gain	—	(275,783)	—
Other	(146,767)	(53,430)	—

	$(11,900,226)	$(6,219,685)	$—

No deferred taxes have been recorded relating to these differences as they are expected to reverse during the tax exemption period. The tax losses carried forward as at December 31, 2004 amounted to $32,216,296 which were solely generated in the PRC and will expire in 2009.

9.	Income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)

Basic and diluted:
Weighted average ordinary shares outstanding	14,441,917,246	241,594,670	219,117,580
Less: Weighted average ordinary shares outstanding subject to repurchase	(242,753,729)	(150,611,470)	(138,581,780)

Weighted average shares used in computing basic income (loss) per share	14,199,163,517	90,983,200	80,535,800

Effect of dilutive securities:
Weighted average preference shares outstanding	3,070,765,738	—	—
Weighted average ordinary shares outstanding subject to repurchase	242,753,729	—	—
Warrants	102,323,432	—	—
Stock options	264,409,484	—	—
Restricted shares units	54,977,166	—	—

Weighted average shares used in computing diluted income (loss) per share	17,934,393,066	90,983,200	80,535,800

Basic income (loss) per share	$0.01	$(1.14)	$(1.27)

Diluted income (loss) per share	$0.00	$(1.14)	$(1.27)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

As of December 31, 2003 and 2002, the Company had 14,210,425,630 and 10,450,524,300 of ordinary share equivalents outstanding, respectively, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2003 and 2002, as their effect would have been antidilutive due to the net loss reported in these years.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2004	2003	2002
Series A convertible preference shares	—	9,549,773,740	9,537,507,860
Series A-2 convertible preference shares	—	423,730,000	423,730,000
Series B convertible preference shares	—	25,636,360	27,520,000
Series C convertible preference shares	—	3,180,080,180	—
Series D preference shares	—	119,789,170	—
Convertible Promissory Note	—	—	42,857,140
Warrants to purchase Series B convertible preference shares	—	623,380	—
Warrants to purchase Series C convertible preference shares	—	315,000,000	—
Warrants to purchase Series D convertible preference shares	—	11,978,920	—
Warrants to purchase ordinary shares	9,584,403	—	—
Outstanding options to purchase ordinary shares	66,185,550	480,780,480	290,298,400
Outstanding options to purchase Series A convertible preference shares	—	103,033,400	128,610,900

	75,769,953	14,210,425,630	10,450,524,300

10.	Segment and geographic information

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2004	2003	2002
Total sales:
United States	$391,433,443	$134,080,431	$15,424,733
Asia Pacific (Excluding Japan and Taiwan)	201,881,809	52,689,834	2,746,284
Japan	135,100,765	40,981,995	8,044,122
Europe	125,596,424	40,251,482	120,000
Taiwan	120,652,255	97,819,762	23,980,206

	$974,664,696	$365,823,504	$50,315,345

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

11.	Litigation

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional 6 patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting 3 new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same 3 patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

The Company engaged an external valuation company to determine the fair market value of the agreements relating to intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.1 million of intangible assets associated with the licensed patents and trade secrets which will be recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

12.	Income (loss) from operations

	2004	2003	2002
Income (loss) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$695,990	$134,781	$34,210
Depreciation and amortisation of property, plant and equipment	455,947,253	233,037,403	83,975,267
Amortisation of land use rights	1,013,269	867,463	561,494
Amortisation of intangible assets	14,368,025	3,461,977	990,000
Foreign currency exchange loss	1,446,113	3,418,619	2,325,473
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Inventory write-down	10,506,374	—	16,485,080

Staff costs inclusive of directors’ remuneration	$88,417,658	$61,416,841	$36,142,401

13.	Directors’ remuneration and five highest paid individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2004, 2003 and 2002 are as follows:

Non-Executive Directors

	2004	2003	2002
Fees	—	—	—
Salaries and other benefits	—	—	—
Stock option benefits	$221,464	$5,000	$3,000

Total emoluments	$221,464	$5,000	$3,000

Executive Director

	2004	2003	2002
Fees	—	—	—
Stock option benefits	—	—	—
Salaries and other benefits	$190,343	$191,621	$179,579

Total emoluments	$190,343	$191,621	$179,579

The emoluments of the directors were within the following bands:

	2004	2003	2002
	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000 ($128,569)	6	11	9
HK$1,000,001 ($128,569) to HK$1,500,000 ($192,894)	1	1	1
HK$1,500,001 ($192,894) to HK$2,500,000 ($257,192)	1	—	—

The Company granted 5,100,000, nil and 500,000 options to purchase ordinary shares of the Company to the directors in 2004, 2003 and 2002, respectively. As of December 31, 2004, nil stock option was exercised and 500,000 stock options were cancelled.

Stock option benefits were generated from granting stock options to an independent non-executive director of the Company. Other than this, none of the non-executive directors received fees or other remuneration in 2004, 2003 and 2002.

Five highest paid employees’ emoluments

The emoluments of the five highest paid individuals of the Company, one (2003: one; 2002: one) of which is a director, in 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Salaries and other benefits	$573,662	$553,658	$553,658
Bonus	152,490	141,294	102,706
Stock option benefits	620,060	120,314	54,529

Total emoluments	$1,346,212	$815,266	$710,893

Their emoluments of the five highest paid individuals were within the following bands:

	2004	2003	2002
	Number of individuals	Number of individuals	Number of individuals
Nil to HK$1,000,000 ($128,596)	—	—	2
HK$1,000,001 ($128,596) to HK$1,500,000 ($192,894)	4	5	3
HK$4,500,001 ($578,681) to HK$5,000,000 ($642,979)	1	—	—

In 2004, 2003 and 2002, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office. Our director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

14.	Dividend

Deemed dividend represents the beneficial conversion feature relating to the preferential price of certain convertible equity instruments investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, the deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2004, 2003 and 2002.

Closure of register of members

Those shareholders whose names appear on the register of the Company on Friday, 6 May, 2005 will be qualified to attend and vote at the annual general meeting of the Company to be held on Friday, 6 May, 2005. The Register of Members of the Company will be closed from Tuesday, 26 April, 2005 to Friday, 6 May, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the annual general meeting of the Company to be held on Friday, 6 May, 2005, all transfer documents, accompanied by the relevant share certificates, must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Monday, 25 April, 2005.

Share Capital

During the year ended December 31, 2004, the Company issued the following shares:

•	762,343 Series B convertible preference shares, which were converted into 8,439,220 Ordinary Shares of the Company (after giving effect to the 10-for-1 stock split immediately prior to the Global Offering) (“Ordinary Shares”) upon the completion of the Company’s initial public offering on the New York Stock Exchange and The Hong Kong Stock Exchange Company Limited (the “Global Offering”);

•	3,428,571 Series C convertible preference shares, which were converted into 59,999,990 Ordinary Shares upon the completion of the Global Offering;

•	96,628,571 Series D convertible preference shares, which were converted into 1,620,507,900 Ordinary Shares upon the completion of the Global Offering;

•	3,030,303,000 Ordinary Shares including Ordinary Shares represented by American Depositary Receipts, in connection with the Global Offering;

•	487,499,990 Ordinary Shares to Beida Microelectronics Investment Ltd. (“Beida”) upon receipt of payment for and conversion of Series C convertible preference shares pursuant to a Second Amended and Restated Series C Preference Share Purchase Agreement dated December 19, 2003 between the Company, the majority of its existing Series C convertible preference shareholders (including Beida) and an additional investor for the subscription by such investors in Series C convertible preference shares;

•	136,640 Ordinary Shares to a service provider upon achievement of certain milestones pursuant to a warrant to purchase our Series B convertible preference shares we issued to the service provider;

•	23,957,830 Ordinary Shares to a technology partner in exchange for machinery and equipment; and

•	20,766,689 Ordinary Shares to customer of the Company’s employees pursuant to the Company’s share option plans (the “Stock Option Plans”).

During the year ended December 31, 2004, the Company repurchased 54,750 Series A convertible preference shares (equivalent to 547,500 Ordinary Shares) from an employee and 13,367,500 Ordinary Shares from the Company’s employees pursuant to the terms of the Stock Option Plans which repurchase has been reflected on the Company’s share register as at December 31, 2004.

Number of Shares Outstanding
Outstanding Share Capital as at December 31, 2004	18,232,959,139	*

*	This has not included 780,000 Ordinary Shares the Company repurchased from some of its employees pursuant to the Company’s employee stock option plans, but which, for accounting purposes have been reflected in the Company’s Consolidated Statement of Shareholders’ Equity and Comprehensive Income (Loss).

Repurchase, Sale or Redemption of Securities

Other than repurchases by the Company of Ordinary Shares from employees pursuant to the terms of the Stock Option Plans, as disclosed in the paragraphs (Share Capital) above, the Company has not repurchased, sold or redeemed any additional shares since the date of the Company’s prospectus dated March 8, 2004.

Compliance with the Code of Best Practice

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, beginning from the completion of the Global Offering until December 31, 2004, in compliance with the Code of Best Practice applicable during the year ended December 31, 2004 as set out in Appendix 14 of the Listing Rules.

Compliance with Model Code on Securities Transactions by Directors

The Directors confirm that the Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules applicable during the year ended December 31, 2004. After due inquiry of the Directors, the Company reasonably believes that the Directors have complied with required standards set out in the Model Code on Securities Transactions by Directors throughout the financial period.

Review by Audit Committee

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2004.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on May 6, 2005. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about April 6, 2005.

Annual Report

The Annual Report for the year ended December 31, 2004 containing all the information required by paragraphs 6 to 34 inclusive of Appendix 16 of Appendix 16 of the Listing Rules will be published on website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

March 29, 2005

*	For identification only

Exhibit 99.3

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

CHIEF FINANCIAL OFFICER AND QUALIFIED ACCOUNTANT

Semiconductor Manufacturing International Corporation (the “Company”) announces that Ms. Jenny Wang (“Ms. Wang”) has resigned as the Chief Financial Officer and Chief Accounting Officer of the Company with immediate effect to enable her to pursue other business interests. The Company would like to thank Ms. Wang for her contributions to the Company during her term of service.

Ms. Morning Wu (“Ms. Wu”) has been appointed as acting Chief Financial Officer and Chief Accounting Officer of the Company with immediate effect. Ms. Wu joined the Company as Associate Vice President of Finance and Accounting in January 2003. Ms. Wu has over 25 years of experience in the investment and finance field. Before joining the Company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a licence for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelors degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.

Ms. Wang had performed the role of qualified accountant (as defined and required in Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company. The position of qualified accountant will also be filled by Ms. Wu and the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

29 March 2005

*	for identification only.